PHILLIPS NIZER LLP

666 FIFTH AVENUE

NEW YORK, NEW YORK 10103

February 21, 2006

Via Edgar and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	William Thompson

Mail Stop 3561

Re:	Star Gas Partners, L.P.

Registration Statement on Form S-3

Filed January 18, 2006

File No. 333-131098

Form 10-K for the Year Ended September 30, 2005

Filed December 13, 2005

File No. 1-14129

Dear Mr. Thompson:

We refer to the Staff’s comment letter dated February 14, 2006 on the above-referenced registration statement on Form S-3 and Annual Report on Form 10-K of Star Gas Partners, L.P., a Delaware limited partnership (“Star Gas Partners” or the “Partnership”).

Prior to filing amendments to the Form S-3 and Form 10-K to respond to the Staff’s comments, we would like to discuss with you the Partnership’s proposed responses to comments 9 and 12, which are set forth below. I will call you today to arrange a mutually convenient time at which the Partnership’s controller and myself can discuss these comments with you.

Consolidated Statements of Operations, page F-5

9.	Please revise to show the amount of net income (loss) allocated to each ownership class and to disclose net income (loss) on a per unit basis for each ownership class. Please also revise your disclosure in Note 19 to the financial statements as appropriate. In addition, please disclose how net income (loss) is allocated to each ownership class in the notes to the financial statements. Please refer to SAB Topic 4:F.

Guidance in SAB Topic 4: F. requires that the equity section of the partnership’s balance sheet distinguish between amounts ascribed to each of the ownership classes, equity of the general partner and the limited partners. In addition it requires that “income statements be presented in a manner which clearly shows the aggregate amount of net income (loss) allocated to the general partners and the aggregate amount to the limited partners.” We believe that SAB Topic 4:F. requires aggregation of amounts for two classes (i) general partners and (ii) limited partners. A disaggregating of limited partners units into sub-classes is not contemplated nor do we believe it is the intent of SAB Topic 4:F.

Net income allocated to the limited partner’s sub classes is calculated and disclosed in the Statement of Partnership’s Capital (page F-7). Income (loss) on a per unit basis for the sub-classes of limited partner units is the same amount currently disclosed for all limited partnership units.

Note 10- Long-Term Debt and Bank Facility Borrowings, page F-21

12.	We note that the revolving credit facility imposes certain restrictions on the ability of the heating oil segment to pay distributions. Please tell us the nature of the restrictions and provide us your calculation of restricted net assets of the heating oil segment as of the most recent balance sheet date. If restricted net assets exceed 25% of consolidated net assets as of the end of the most recent year please disclose the information required by Rule 4-08(c)(3) of Regulation S-X and file Schedule I required by Rule 5-04 of Regulation S-X.

The Credit Agreement does not contain any requirements that the heating oil segment (referred to herein as “Petro”) maintain a specified level of net assets. However, the Credit Agreement does contain restrictions on the payment of dividends by Petro to Star Gas, the most significant of which are as follows:

(i) Unless after giving pro forma effect to any distribution either (a) availability would be no less than $25 million during the 12 month period preceding the distribution or (b) the fixed charge coverage ratio would be no less than 1.25 to 1, Petro could not distribute amounts necessary to pay interest on our senior notes.

(ii) Unless after giving pro forma effect to any distribution both (a) availability would be no less than $40 million during the 12 month period preceding the distribution and (b) the fixed charge coverage ratio under the indenture governing our senior notes would be no less than 1.75 to 1, Petro could not distribute amounts to make distributions to our unit holders or, except as noted in the next sentence, for any other purpose.

Notwithstanding the above, so long as there is no event of default there is no restriction on (i) distributions necessary to redeem our senior notes due to the sale of our propane segment or (ii) up to $10 million in distributions necessary to pay overhead expenses.

As of September 30, 2005, pro forma availability was in excess $25 million during the preceding 12- month period, so that there was no restriction on dividends necessary to pay interest on our senior notes. Petro was, however, restricted from other distributions since while pro forma availability during the preceding 12 months was in excess of $40 million, the fixed charge coverage ratio under the Credit Facility was only .56 to 1. As of December 31, 2005, availability was in excess $40 million during the preceding 12- month period and the fixed charge coverage ratio under the Credit Facility was 1.26 to 1, so that there were no restrictions distributions under the Credit Facility.

Please see draft disclosure (Exhibit 12) in accordance with Rule 4.08(e)(3)(i), and (ii) of Regulation S-X, which will be inserted into note 10 of the financial statements included in Form 10-K for the Year Ended September 30, 2005.

Star Gas Partners effectively owns over 99% of Petro. Star Gas Partners does not engage in any revenue generating activity. It is essentially the public entity conduit for Petro. Star Gas Partners incurs legal and professional expenses and overhead costs in connection with its public entity status. In addition, Star Gas Partners is the issuer of the outstanding public debt represented by the 10.25% senior notes (“Senior Notes”) and pays the semiannual interest. These costs are the only costs Star Gas Partners incurs and each of these costs are specifically outlined in the revised notes to the financial statements, (note 10). Star Gas Partners has no assets other than some prepaid legal and professional fees and a deminimus amount of cash on hand at any point in time. The footnote disclosure together with the segment disclosure (note 6 to the financial statements) makes abundantly clear the nature and amount of cash flow restrictions on Star Gas Partners as a result of Petro’s credit facility. Filing Schedule I, as per Rule 5-04 of Regulation S-X would be a time consuming and expensive project that would require a separate audit of Schedule I from our accounting firm. We believe that the end result would provide no more relevant information to the financial statement reader than the current disclosure. As a result, we respectfully request that the Staff not require that Star Gas Partners amend its fiscal 2005 Form 10-K to include schedule I. Star Gas Partners will include schedule I in future annual reports to the extent that Rule 5.04 would require it to do so.

Very truly yours,

/s/ Brian Brodrick
Brian Brodrick

cc:	Star Gas Partners, L.P.

EXHIBIT (12)

“…….(as defined in the credit agreement) was only .56 to 1.” As a result of not maintaining the adequate fixed charge coverage ratio as of September 30, 2005 the Partnership’s subsidiary Petro Holdings, Inc., is restricted from making any distributions to the Partnership except ,(due to its availability at September 30, 2005),for (i) amounts necessary to pay interest on the 10.25% Senior Notes, (ii) amounts necessary to redeem the 10.25% Senior Notes with Net Proceeds, and (iii) up to $10 million to pay overhead expenses at the Partnership level.